Integral Acquisition Corporation 1

667 Madison Avenue

New York, NY 10065

VIA EDGAR

June 11, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jane Park

Re:	Integral Acquisition Corporation 1
Draft Registration Statement on Form S-1
Submitted April 9, 2021
CIK No. 0001850262

Dear Ms. Park:

Integral Acquisition Corporation 1 (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 4, 2021, regarding the Draft Registration Statement on Form S-1 (the “Registration Statement”) previously submitted on April 9, 2021.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Registration Statement, which is being filed with the Commission contemporaneously with the filing of this letter.

Draft Registration Statement on Form S-1 submitted April 9, 2021

Summary

Limited payments to insiders, page 29

1.

We note on page 30 and elsewhere in the prospectus that you will make monthly payments to Enrique Klix, your chief executive officer and chief financial officer, of up to $13,000 until the earlier of the completion of your initial business combination or your liquidation. We note that these payments are atypical in comparison to other blank check companies. Please revise to highlight this fact and state the potential aggregate amount that you will pay this executive through the completion window. Please also disclose the specific services that are covered by these monthly payments, how these monthly payments will be calculated and whether the payments are in exchange for the executive officer devoting a particular amount of time to the company. Finally, please file the services agreement with this executive officer as an exhibit to your registration statement.

The Company notes the Staff’s comment and has determined not to pay Mr. Klix any payments until the earlier of the completion of its initial business combination or its liquidation and has deleted all references in the Registration Statement to such payments.

Risk Factors

Since our sponsor, executive officers and directors will lose their entire investment…, page 58

2.

We note disclosure here and elsewhere regarding conflicts of interest in circumstances where the founder shares become worthless without an initial business combination. Please disclose in quantitative and qualitative terms how economic incentives could result in substantial misalignment of interests where an initial business combination does occur. For example, since your sponsor acquired a 20% stake for approximately $0.009 per share and the offering is for $10.00 per share, the insiders could make a substantial profit after the initial business combination even if public investors experience substantial losses. Please revise your disclosure accordingly.

The Company notes the Staff’s comment and has added a risk factor disclosing in qualitative and quantitative terms how the economic incentives of the founders shares could result in substantial misalignment of interests.

Our warrant agreement will designate the courts of the State of New York..., page 65

3.	Please revise this risk factor to disclose that there is also a risk that your exclusive forum provision may result in increased costs for investors to bring a claim.

The Company notes the Staff’s comment and has revised this risk factor to disclose that the exclusive forum provision may result in increased costs for investors to bring a claim.

Management, page 114

4.

Please ensure that you disclose each person’s principal occupations and employment during the past five years, including the name and principal business of any corporation or other organization in which such occupations and employment were carried on. For example, we note your disclosure on page 120 that Niraj Javeri as a Vice President has fiduciary duties or contractual obligations to Zymergen. See Item 401(e)(1) of Regulation S-K.

The Company notes the Staff’s comment and has added disclosure with respect to principal occupations and employment in compliance with Item 401(e)(1) of Regulation SK.

Description of Securities

Exclusive Forum for Certain Lawsuits, page 143

5.

Please revise to disclose that there are risks that your exclusive forum provision may limit shareholders’ ability to bring a claim in a favorable judicial forum and may also make it more costly for a shareholder to bring a claim. Please also revise the corresponding risk factor on page 68 accordingly.

The Company notes the Staff’s comment and has added disclosure that its exclusive forum provision may limit shareholders’ ability to bring a claim in a favorable judicial forum and may also make it more costly for a shareholder to bring a claim.

*    *    *

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact our counsel, Jonathan Deblinger, at jdeblinger@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Enrique Klix
Name:	Enrique Klix
Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP